Exhibit 1

Media Relations Jorge Perez	Investor Relations Eduardo Rendon	Analyst Relations Lucy Rodriguez
+52(81) 8888-4334 mr@cemex.com	+52(81) 8888-4256 ir@cemex.com	+1(212) 317-6007 ir@cemex.com

CEMEX REPORTS FIRST-QUARTER 2016 RESULTS

•	Net income was US$35 million during the quarter and was positive in a first quarter for the first time in 7 years.

•	Operating EBITDA increased 12% on a like-to-like basis during the quarter and was the highest first-quarter EBITDA, as well as the highest EBITDA margin since 2009.

•	First positive free cash flow after maintenance capital expenditures in a first quarter since 2009.

MONTERREY, MEXICO, APRIL 21, 2016– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that consolidated net sales reached US$3.2 billion during the first quarter of 2016, an increase of 3% on a like-to-like basis for the ongoing operations and adjusting for currency fluctuations, versus the comparable period in 2015. Operating EBITDA increased 12% on a like-to-like basis during the quarter to US$583 million versus the same period in 2015.

CEMEX’s Consolidated First-Quarter 2016 Financial and Operational Highlights

•	The increase in consolidated net sales was due to higher prices of our products, in local currency terms, in most of our operations, as well as higher volumes in the U.S., and our Europe and AME&A regions.

•	On a like-to-like basis, operating earnings before other expenses, net, in the first quarter increased 19% to US$358 million versus the comparable period in 2015.

•	Controlling interest net income improved to US$35 million during the first quarter of 2016 from a loss of US$149 million in the same period last year.

•	Operating EBITDA increased during the quarter 12% on a like-to-like basis to US$583 million.

•	Operating EBITDA margin grew by 1.2 percentage points on a year-over-year basis reaching 18.2%.

•	Free cash flow after maintenance capital expenditures for the quarter was US$8 million, compared with negative US$281 million in the same quarter of 2015.

•	Free cash flow for the quarter was negative US$35 million, an improvement of US$322 million, compared with the same quarter of 2015.

Fernando A. Gonzalez, CEMEX Chief Executive Officer, said: “We continue to see favorable results from the implementation of our value-before-volume strategy, with increases in sequential pricing in our three core products. Higher consolidated prices led to a like-to-like increase in net sales of 3%. Prices increased more than our costs and we had a favorable operating leverage in many of our markets leading to a 12% increase in EBITDA on a like-to-like basis, as well as an EBITDA margin expansion of 1.2 percentage points.

We are particularly pleased with both our free cash flow after maintenance capital expenditures and our net income being positive in a first quarter for the first time in 7 years.”

Consolidated Corporate Results

During the first quarter of 2016, controlling interest net income was US$35 million, an improvement over a loss of US$149 million in the same period last year.

Total debt plus perpetual notes increased by US$672 million during the quarter.

Geographical Markets First-Quarter 2016 Highlights

Net sales in our operations in Mexico decreased 17% in the first quarter of 2016 to US$633 million, compared with US$766 million in the first quarter of 2015. Operating EBITDA decreased by 13% to US$227 million versus the same period of last year.

CEMEX’s operations in the United States reported net sales of US$920 million in the first quarter of 2016, up 6% from the same period in 2015. Operating EBITDA increased 71% to US$109 million in the quarter, versus the comparable period of 2015.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of US$422 million during the first quarter of 2016, representing a decrease of 10% over the same period of 2015. Operating EBITDA decreased 8% to US$136 million in the first quarter of 2016, from US$148 million in the first quarter of 2015.

In Europe, net sales for the first quarter of 2016 decreased 3% to US$729 million, compared with US$748 million in the first quarter of 2015. Operating EBITDA was US$52 million for the quarter, 2% lower than the same period last year.

Operations in Asia, Middle East and Africa reported a 4% increase in net sales for the first quarter of 2016, to US$420 million, versus the first quarter of 2015, and operating EBITDA for the quarter was US$103 million, up 16% from the same period last year.

CEMEX is a global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries. Celebrating its 110th anniversary, CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.